Exhibit 3.3

COMPOSITE

CERTIFICATE OF FORMATION

OF

FREEPORT-MCMORAN OIL & GAS LLC

The name of the limited liability company is Freeport McMoRan Oil & Gas LLC (the “Company”).

The address of the Company’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, zip code 19808. The name of its registered agent at such address is Corporation Service Company.